Vocana, Inc.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (8358)	175,155.60	68,474.11
Total Bank Accounts	**$175,155.60**	**$68,474.11**
Other Current Assets		
Uncategorized Asset	0.00	
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$175,155.60**	**$68,474.11**
Other Assets		
Intelectual Property	242,500.00	242,500.00
Research and Development	64,955.00	41,955.00
Total Other Assets	**$307,455.00**	**$284,455.00**
TOTAL ASSETS	**$482,610.60**	**$352,929.11**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	0.00	125,500.00
Total Accounts Payable	**$0.00**	**$125,500.00**
Total Current Liabilities	**$0.00**	**$125,500.00**
Long-Term Liabilities		
Contingent intellectual property purchase price liablity	0.00	75,000.00
Notes Payable - D. Chorba	374,500.00	20,000.00
Notes Payable - E. Rivalsky	150,000.00	
Notes Payable - J. Belding	25,000.00	
Notes Payable - J. Jesser	200,000.00	
Notes Payable - J. Knight	157,000.00	65,500.00
Notes Payable - J. Pay	45,000.00	
Notes Payable - M. Caporale	130,000.00	
Notes Payable - P. Downie	50,000.00	
Total Long-Term Liabilities	**$1,131,500.00**	**$160,500.00**
Total Liabilities	**$1,131,500.00**	**$286,000.00**
Equity		
Common Stock - B. Businger	10,000.00	
Common Stock - D. Chorba	467,500.00	
Common Stock - J. Caporale	55,000.00	
Common Stock - J. Knight	110,000.00	
Common Stock - J. Pay	88,000.00	

Vocana, Inc.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Common Stock - Ken Kay	10,000.00	
Common Stock - M. Caporale	384,500.00	
Common Stock - M. Konopka	55,000.00	
Common Stock - M. Levy	121,000.00	
Common Stock - M. Winschel	55,000.00	
Common Stock - S. Schmitz	137,500.00	
Common Stock - T. Gilbert	80,000.00	
Common Stock - T. Poplar	3,500.00	
Common Stock - T. Seikel	40,000.00	
Opening Balance Equity	-2,011,297.10	2,202.90
Paid-In Capital or Surplus	0.00	100,000.00
Retained Deficit	-1,851.00	-1,851.00
Retained Earnings	-157,815.68	
Wefunder Campaign	201,150.25	121,690.25
Net Income	-296,075.87	-155,113.04
Total Equity	**$ -648,889.40**	**$66,929.11**
TOTAL LIABILITIES AND EQUITY	**$482,610.60**	**$352,929.11**